                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 1998

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  EATON CORPORATION 401(k) SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

Exhibit

The following exhibit is filed herewith:

        Exhibit No.

          (23)    Consent of Independent Auditors      14


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            (Name of Plan)
                                            EATON CORPORATION 401(k)
                                            SAVINGS PLAN

Date: June 28, 1999                         By: Eaton Corporation Pension
                                                Administration Committee


                                            By: /s/ S. J. Cook
                                                -----------------------------
                                                 (Signature)
                                               S. J. Cook
                                               Vice President-Human Resources
                                               Eaton Corporation

                               Audited Financial Statements and
                               Supplemental Schedules

                               EATON CORPORATION 401(k) SAVINGS
                               PLAN AND TRUST

                               PLAN NUMBER:  162

                               DECEMBER 31, 1998

                               PLAN SPONSOR
                               Eaton Corporation
                               Eaton Center
                               Cleveland, Ohio  44114
                               (216) 523-5000

                               Employer Identification Number:  34-0196300

                               PLAN ADMINISTRATOR
                               Eaton Corporation
                               Corporate Compensation and
                                 Organization Committee
                               Eaton Center
                               Cleveland, Ohio  44114
                               (216) 523-5000

                         Report of Independent Auditors


Corporate Compensation and Organization
   Committee of Eaton Corporation
Eaton Corporation 401(k) Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Eaton Corporation 401(k) Savings Plan and Trust as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997 and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Cleveland, Ohio

June 11, 1999

                 Eaton Corporation 401(k) Savings Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998


                                                                                        Mutual Funds
                                                                 ----------------------------------------------------------
                                            EB
                                          Money       Prism       American   Vanguard    Fidelity    Templeton   Vanguard
                                          Market     Reserve      Balanced    Windsor     Contra      Foreign      Index
                                           Fund       Fund          Fund       Fund        Fund         Fund       Fund
                                        -----------------------------------------------------------------------------------
ASSETS
Investments:
   Mutual funds                                                   $2,540,203  $949,341   $1,208,192   $ 335,633  $9,089,599

   Common/collective fund                           $8,762,812
   EB Money Market fund                  $ 835,188
   Eaton Corporation Common Shares
   Participant loans receivable
                                        -----------------------------------------------------------------------------------
Total investments                          835,188   8,762,812     2,540,203   949,341    1,208,192     335,633   9,089,599

Receivables:
   Interest                                  3,539
   Employee contributions                    2,800       1,667         7,657     8,543        6,764       2,635       8,080
   Other
                                        -----------------------------------------------------------------------------------
Total assets                               841,527   8,764,479     2,547,860   957,884    1,214,956     338,268   9,097,679

LIABILITIES
Other payable
                                        -----------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS        $ 841,527  $8,764,479    $2,547,860  $957,884   $1,214,956   $ 338,268  $9,097,679
                                        ===================================================================================




                                         Eaton
                                         Common
                                         Shares      Loan
                                          Fund       Fund        Total
                                        ------------------------------------
ASSETS
Investments:
   Mutual funds                                                  $14,122,968

   Common/collective fund                                          8,762,812
   EB Money Market fund                  $   58,387                  893,575
   Eaton Corporation Common Shares        2,916,728                2,916,728
   Participant loans receivable                     $ 800,793        800,793
                                        ------------------------------------
Total investments                         2,975,115   800,793     27,496,876

Receivables:
   Interest                                     426                    3,965
   Employee contributions                     2,655                   40,801
   Other                                     41,817                   41,817
                                        ------------------------------------
Total assets                              3,020,013   800,793     27,583,459

LIABILITIES
Other payable                                10,067                   10,067
                                        ------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS        $3,009,946 $ 800,793    $27,573,392
                                        ====================================



See notes to financial statements.

                 Eaton Corporation 401(k) Savings Plan and Trust

      Statement of Net Assets Available for Benefits, with Fund Information

                             December 31, 1997

                                                                        Mutual Funds
                                                    --------------------------------------------------------
                               Prism                              Key
                               Money     Prism      American     Stock    Vanguard   Fidelity  Templeton
                              Market    Reserve     Balanced     Index    Windsor     Contra    Foreign      Loan
                               Fund       Fund        Fund       Fund       Fund       Fund       Fund      Fund       Total
                            ------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Mutual funds                                     $ 203,979  $ 140,880  $ 309,922  $ 355,913   $127,327              $1,138,021
   Common/collective fund    $  52,923    $41,106                                                                          94,029
   Participant loans                                                                                       $ 14,163        14,163
     receivable
                            ------------------------------------------------------------------------------------------------------
Total investments               52,923     41,106     203,979    140,880    309,922    355,913    127,327    14,163     1,246,213

Receivables:
   Employee contributions        1,016      1,046       4,166      3,872     11,185      6,615      2,955                  30,855
                            ------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
   BENEFITS                  $  53,939  $  42,152   $ 208,145  $ 144,752  $ 321,107  $ 362,528  $ 130,282  $ 14,163    $1,277,068
                            ======================================================================================================



See notes to financial statements.

                 Eaton Corporation 401(k) Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                December 31, 1998

                                                                            Mutual Funds
                                                        ----------------------------------------------------------
                                   EB                                  Key
                                  Money      Prism       American     Stock     Vanguard   Fidelity     Templeton
                                 Market     Reserve      Balanced     Index     Windsor     Contra       Foreign
                                  Fund        Fund         Fund       Fund        Fund       Fund          Fund
                               -----------------------------------------------------------------------------------
ADDITIONS
Employee contributions          $105,043    $ 304,363    $ 448,734   $28,616    $ 538,141  $ 427,440    $ 156,465

Interest                          22,674
Dividends                                                  203,244     5,213       76,277     87,818       33,310
                               -----------------------------------------------------------------------------------
Total additions                  127,717      304,363      651,978    33,829      614,418    515,258      189,775

DEDUCTIONS
Distributions to participants    167,980      313,382      105,346                 12,263     15,120       33,190

Net realized and unrealized
   appreciation
   (depreciation) in                           93,811      (90,450)   10,912      (57,401)   139,991      (55,694)
   fair value of investments
Net interfund transfers          208,878     (202,820)    (151,885) (189,493)      91,845    212,296      (34,837)
Transfers from predecessor       618,973    8,840,355    2,035,418                    178          3      141,932
   plans
                               -----------------------------------------------------------------------------------
Net increase (decrease)          787,588    8,722,327    2,339,715  (144,752)     636,777    852,428      207,986

Net assets available for
   benefits at beginning of       53,939       42,152      208,145   144,752      321,107    362,528      130,282
   year
                               -----------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR      $841,527   $8,764,479   $2,547,860   $     0    $ 957,884  $1,214,956   $ 338,268
                               ===================================================================================


                               Mutual Funds
                               ------------
                                             Eaton
                                Vanguard     Common
                                  Index      Shares      Loan
                                  Fund        Fund       Fund        Total
                               ------------------------------------------------
ADDITIONS
Employee contributions         $  482,922  $  168,482              $ 2,660,206

Interest                                              $  23,441        46,115
Dividends                         121,493      20,085                 547,440
                               ------------------------------------------------
Total additions                   604,415     188,567    23,441     3,253,761

DEDUCTIONS
Distributions to participants     210,841      66,019                 924,141

Net realized and unrealized
   appreciation
   (depreciation) in            1,193,687     340,555               1,575,411
   fair value of investments
Net interfund transfers          (277,608)    150,419   193,205
Transfers from predecessor      7,788,026   2,396,424   569,984    22,391,293
   plans
                               ------------------------------------------------
Net increase (decrease)         9,097,679   3,009,946   786,630    26,296,324

Net assets available for
   benefits at beginning of                              14,163     1,277,068
   year
                               ------------------------------------------------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR     $9,097,679  $3,009,946 $ 800,793   $27,573,392
                               ================================================



See notes to financial statements.

                 Eaton Corporation 401(k) Savings Plan and Trust

                          Notes to Financial Statements

                           December 31, 1998 and 1997


A.     SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value as measured by quoted prices in active markets except for the Prism Money Market Fund and the Fidelity Contra Fund where the investments are stated at fair value as determined by the trustee. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

The cost of shares sold for mutual funds and Eaton Common Shares Fund is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

B.     DESCRIPTION OF THE PLAN

Effective July 1, 1996, Eaton Corporation (the "Company" or "Plan Sponsor") established a 401(k) profit sharing plan and trust to be known as the Eaton Corporation 401(k) Savings Plan and Trust (the "Plan").

On May 1, 1998 the Company amended the Plan and restated certain articles therein to qualify the Plan as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the "Code"), and include a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code.

The Plan provides that all union employees that belong to IAM Local 78 and IAM Local 1061, Milwaukee, Wisconsin; USWA Local 7509, Shelbyville, Tennessee; UAW Local 164, Auburn, Indiana; Metal Processors Union IUAP and NW AFL-CIO Local 16, Rochelle, Illinois; UAW Local 220, Marshall, Michigan; IAM and Aerospace Workers, Local 77, Eden Prairie, Minnesota; Beaver Salaried Employees Association and IBEW, AFL-CIO, Local 201, Beaver, Pennsylvania; and IBEW, AFL-CIO, Local 1833, Horseheads, New York, will be eligible for membership in the Plan on the date at which the employee has completed the specified probationary period as stated in the applicable collective bargaining agreement.

                 Eaton Corporation 401(k) Savings Plan and Trust

B.     DESCRIPTION OF THE PLAN--CONTINUED

Eligible employees may elect to make before-tax contributions from 1 to 15 percent of their compensation. Contributions are allocated by the employee among the following nine investment funds offered by the Plan. Beginning in 1998, the Vanguard Index Fund and the Eaton Common Shares Fund are new investment options.

             Fund                             Description                           Sponsor
-------------------------------------------------------------------------------------------------------
EB Money Market Fund             Money Market Instruments                   Key Bank
Prism Reserve Fund               U.S. Treasury and Agency Securities        Key Bank
American Balanced Fund           Stocks and Bonds of U.S. Companies         Key Bank
                                    and Government
Key Stock Index Fund             Standard & Poor's 500 Index                Key Bank
Vanguard Windsor Fund            Common Stocks                              Vanguard Group
Fidelity Contra Fund             Growth Common Stock                        Fidelity Investment Co.
Templeton Foreign Fund           Foreign Stocks and Debt Obligations        Templeton Investment Co.
                                    of Companies and Governments
Vanguard Index Fund              Common Stocks                              Vanguard Group
Eaton Common Shares Fund         Company Stock                              Eaton Corporation

Each participant's account is credited with the participant's contributions and allocations of the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their contributions and actual earnings thereon. On termination of service a participant is eligible to receive a lump-sum amount equal to the value of his account.

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan transactions are treated as a transfer from the investment fund to the loan fund. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rates as determined daily the Trustee. Principal and interest is paid ratably through monthly payroll deductions.

All administrative and transaction costs, management fees and expenses of the Plan shall be paid by the trustee from the trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 1998 on behalf of the Plan.

                 Eaton Corporation 401(k) Savings Plan and Trust

B.     DESCRIPTION OF THE PLAN--CONTINUED

The Company may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Human Resources Department upon request.

C.     INVESTMENTS

Key Trust Company of Ohio, N.A., trustee of the plan, holds the Plan's investment assets and executes transactions.

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                             DECEMBER 31
                                                           1998         1997
                                                    --------------------------

Key Bank Prism Reserve Fund                           $  8,762,812   $  41,106
American Balanced Fund                                   2,540,203     203,979
Key Stock Index Fund                                                   140,880
Vanguard Windsor Fund                                      949,341     309,922
Fidelity Contra Fund                                     1,208,192     355,913
Templeton Foreign Fund                                     335,633     127,327
Vanguard Index Fund                                      9,089,599
Eaton Corporation Common Shares                          2,975,115

D.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 14, 1997, stating that the Plan is qualified under Section 401(a) of the Code and that the related trust therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                Eaton Corporation 401(k) Savings Plan and Trust
                   Notes to Financial Statements - Continued


E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the special funds of the trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

F.     PLAN MERGER

During 1998, the Company authorized the merger of the Eden Prairie Division Hourly Employee 401(k) Plan and The Eaton Corporation Savings Plan for Certain Cutler-Hammer Represented Employees to the Plan. Total assets transferred into the plan during 1998 were $22,391,293.

G.     SUBSEQUENT EVENT

The Company authorized the mergers of the Engineered Fasteners Division Hourly Employees 401(k) Plan and the Lincoln Plant Share Purchase and Investment Plan and Trust into the Plan. The Plan mergers were effective February 1, 1999 and May 1, 1999, respectively. Assets transferred into the Plan on approximately those same dates.

H.     YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have an impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                 Eaton Corporation 401(k) Savings Plan and Trust

                          EIN: 34-0196300 Plan No.: 162

     Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                   Description of                         Current
            Identity of Issue                        Investment            Cost            Value
  -----------------------------------------------------------------------------------------------------

* Key Bank:
     Prism Reserve Fund                              55,039 shares       $   8,675,182     $ 8,762,812
     Employee Benefits Money Market Fund            893,575 units              893,575         893,575
   American Balanced Fund                           161,180 shares           2,606,692       2,540,203
   Vanguard Windsor Fund                             60,972 shares           1,013,206         949,341
   Vanguard Index Fund                               80,546 shares           7,890,409       9,089,599
   Fidelity Contra Fund                              21,275 shares           1,121,140       1,208,192
   Templeton Foreign Fund                            39,978 shares             340,893         335,633
*    Eaton Corporation Common Shares                 41,262 shares           2,615,196       2,916,728
*    Participant Loans Receivable                      8.75%--9.5%;
                                                    variable maturities                        800,793
                                                                            ---------------------------

                                                                         $  25,156,293     $27,496,876
                                                                            ===========================

*Indicates a party-in-interest to the Plan.

                 Eaton Corporation 401(k) Savings Plan and Trust

                          EIN: 34-0196300 Plan No: 162

           Form 5500, Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1998

                                       Purchase       Selling       Cost of       Current     Net Gain
       Description of Asset             Price          Price         Asset         Value       (Loss)
----------------------------------------------------------------------------------------------------------

CATEGORY (I)--SINGLE TRANSACTION IN EXCESS OF 5%
   OF PLAN ASSETS

*Key Bank:
   EB Money Market Fund                $   618,934                 $   618,934   $   618,934
   EB Money Market Fund                    184,628                     184,628       184,628
   EB Money Market Fund                     69,551                      69,551        69,551
   EB Money Market Fund                    142,409                     142,409       142,409
   EB Money Market Fund                     77,635                      77,635        77,635
   EB Money Market Fund                     74,850                      74,850        74,850
   EB Money Market Fund                    109,496                     109,496       109,496
   EB Money Market Fund                    177,064                     177,064       177,064
   EB Money Market Fund                     73,338                      73,338        73,338
   EB Money Market Fund                               $224,711         224,711       224,711
   EB Money Market Fund                                 70,408          70,408        70,408
   EB Money Market Fund                                 97,470          97,470        97,470
   EB Money Market Fund                                 96,062          96,062        96,062
   EB Money Market Fund                                 81,302          81,302        81,302
   EB Money Market Fund                                 84,375          84,375        84,375
   EB Money Market Fund                                128,003         128,003       128,003
   EB Money Market Fund                                 73,911          73,911        73,911

   Prism Reserve Fund                      329,207                     329,207       329,207
   Prism Reserve Fund                       79,411                      79,411        79,411
   Prism Reserve Fund                    8,511,134                   8,511,134     8,511,134
   Prism Reserve Fund                       78,968                      78,968        78,968
   Prism Reserve Fund                       74,797                      74,797        74,797
   Prism Reserve Fund                       66,509                      66,509        66,509
   Prism Reserve Fund                       72,094                      72,094        72,094
   Prism Reserve Fund                                   77,708          76,677        77,708   $   1,031
   Prism Reserve Fund                                   68,052          67,714        68,052         338
   Prism Reserve Fund                                   67,271          66,687        67,271         584
   Prism Reserve Fund                                   87,448          86,608        87,448         840

American Balanced Fund                   2,035,382                   2,035,382     2,035,382
American Balanced Fund                      72,379                      72,379        72,379

                 Eaton Corporation 401(k) Savings Plan and Trust

                          EIN: 34-0196300 Plan No: 162

      Form 5500, Item 27(d)--Schedule of Reportable Transactions--Continued



                                       Purchase       Selling       Cost of       Current     Net Gain
       Description of Asset             Price          Price         Asset         Value       (Loss)
----------------------------------------------------------------------------------------------------------

CATEGORY (I)--SINGLE TRANSACTION IN EXCESS OF 5%
   OF PLAN ASSETS--CONTINUED

American Balanced Fund                 $    89,602                 $    89,602   $    89,602
American Balanced Fund                      88,858                      88,858        88,858
American Balanced Fund                     103,518                     103,518       103,518
American Balanced Fund                     170,850                     170,850       170,850
American Balanced Fund                     154,550                     154,550       154,550
American Balanced Fund                                $ 68,274          70,469        68,274   $  (2,195)
American Balanced Fund                                  74,166          81,147        74,166      (6,981)
American Balanced Fund                                  95,390          93,497        95,390       1,893
American Balanced Fund                                  94,279          98,299        94,279      (4,020)

*Key Stock Index Fund                                  190,752         169,924       190,752      20,828

Vanguard Windsor Fund                       65,870                      65,870        65,870

Fidelity Contra Fund                       502,000                     502,000       502,000
Fidelity Contra Fund                        81,875                      81,875        81,875
Fidelity Contra Fund                                   502,000         418,658       502,000      83,342
Fidelity Contra Fund                                    66,948          61,484        66,948       5,464

Templeton Foreign Fund                     141,924                     141,924       141,924
Templeton Foreign Fund                      66,948                      66,948        66,948
Templeton Foreign Fund                                  86,835          99,075        86,835     (12,240)

Vanguard Index Fund                        190,752                     190,752       190,752
Vanguard Index Fund                      1,645,063                   1,645,063     1,645,063
Vanguard Index Fund                         72,699                      72,699        72,699
Vanguard Index Fund                         70,371                      70,371        70,371
Vanguard Index Fund                      6,130,660                   6,130,660     6,130,660
Vanguard Index Fund                        108,296                     108,296       108,296
Vanguard Index Fund                         65,765                      65,765        65,765
Vanguard Index Fund                         81,187                      81,187        81,187
Vanguard Index Fund                        111,755                     111,755       111,755
Vanguard Index Fund                        108,647                     108,647       108,647
Vanguard Index Fund                                    114,975         120,177       114,975      (5,202)
Vanguard Index Fund                                    129,104         147,397       129,104     (18,293)

                 Eaton Corporation 401(k) Savings Plan and Trust

                          EIN: 34-0196300 Plan No: 162

      Form 5500, Item 27(d)--Schedule of Reportable Transactions--Continued



                                       Purchase       Selling       Cost of       Current     Net Gain
       Description of Asset             Price          Price         Asset         Value       (Loss)
----------------------------------------------------------------------------------------------------------

CATEGORY (i)--SINGLE TRANSACTION IN EXCESS OF 5%
   OF PLAN ASSETS--CONTINUED

Vanguard Index Fund                                   $ 73,775     $    80,510   $    73,775   $  (6,735)
Vanguard Index Fund                                    141,926         150,951       141,926      (9,025)
Vanguard Index Fund                                     89,215          92,878        89,215      (3,663)
Vanguard Index Fund                                    185,795         185,675       185,795         120
Vanguard Index Fund                                     64,651          57,339        64,651       7,312
Vanguard Index Fund                                    102,791          91,514       102,791      11,277

*Eaton Common Shares                   $   179,405                     179,405       179,405
*Eaton Common Shares                        67,154                      67,154        67,154
*Eaton Common Shares                        64,235                      64,235        64,235
*Eaton Common Shares                       127,945                     127,945       127,945
*Eaton Common Shares                                   173,842         187,600       173,842     (13,758)
*Eaton Common Shares                                    72,570          72,548        72,570          22
*Eaton Common Shares                                    87,519          83,332        87,519       4,187
*Eaton Common Shares                                    84,578          76,985        84,578       7,593
*Eaton Common Shares                                    96,028          91,114        96,028       4,914

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

*Key Bank
 EB Money Market Fund                    3,067,441                  3,067,441     3,067,441
                                                     2,173,866      2,173,866     2,173,866

 Prism Reserve Fund                      9,459,470                  9,459,470     9,459,470
                                                       831,574        824,030       831,574        7,544

 Stock Index Fund                           48,142                     48,142        48,142
                                                       199,934        178,380       199,934       21,554

American Balanced Fund                   3,412,183                  3,412,183     3,412,183
                                                       985,509      1,008,629       985,509      (23,120)

Vanguard Windsor Fund                      850,057                    850,057       850,057
                                                       153,237        173,341       153,237      (20,104)

                 Eaton Corporation 401(k) Savings Plan and Trust

                          EIN: 34-0196300 Plan No: 162

      Form 5500, Item 27(d)--Schedule of Reportable Transactions--Continued



                                       Purchase       Selling       Cost of       Current     Net Gain
       Description of Asset             Price          Price         Asset         Value       (Loss)
----------------------------------------------------------------------------------------------------------

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS--CONTINUED

Fidelity Contra Fund                   $ 1,630,920                $ 1,630,920   $ 1,630,920
                                                      $918,630        827,965       918,630    $  90,665

Templeton Foreign Fund                     930,894                    930,894       930,894
                                                       666,894        727,929       666,894      (61,035)

Vanguard Index Fund                      9,510,993                  9,510,993     9,510,993
                                                     1,615,081      1,620,584     1,615,081       (5,503)

*Eaton Common Shares                     1,485,458                  1,485,458     1,485,458
                                                     1,166,240      1,127,218     1,166,240       39,022


There were no category (ii) or (iv) reportable transactions during for the year ended December 31, 1998.

*    Indicates a party-in-interest to the Plan.




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